PREFERRED APARTMENT COMMUNITIES, INC.
3625 Cumberland Boulevard, Suite 400
Atlanta, Georgia 30339

VIA EDGAR

April 17, 2013

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Michael McTiernan

Re:	Preferred Apartment Communities, Inc. Pre-Effective Amendment No.1 to Post-Effective Amendment No. 4 to Form S-11 filed on Form S-11/A Filed April 17, 2013 File No. 333-176604

Dear Mr. McTiernan:

Pursuant to Rule 477 (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Preferred Apartment Communities, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company's Pre-Effective Amendment No.1 to Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 that was filed with the Commission via EDGAR on April 17, 2013 and coded as an S-11/A, Registration No. 333-176604 (together with all exhibits thereto, the “S-11/A Amendment”).

The Company is requesting withdrawal of the S-11/A Amendment because, in filing the document on EDGAR, the Company inadvertently coded the document as an S-11/A rather than as a POS AM and the Company subsequently filed a Pre-Effective Amendment No.1 to Post-Effective Amendment No. 4 to the Registration Statement on Form S-11 properly as a POS AM. The S-11/A Amendment has not been declared effective by the Commission, and no securities have been sold in connection with the offering under the S-11/A Amendment. The Company believes that the withdrawal of the S-11/A Amendment is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

Should you have any questions regarding this matter, please contact Jeffrey R. Sprain (tel. 770-818-4108).

PREFERRED APARTMENT COMMUNITIES, INC.

/s/ John A. Williams
Name: John A. Williams
Title: Chief Executive Officer